Eneti to Acquire Seajacks to become the World’s Leading Owner and Operator of Wind Turbine Installation Vessels (WTIV)

•Eneti will acquire Seajacks for approximately 8.13 million shares, $299 million of assumed net debt, $74 million of newly-issued redeemable notes, and $12 million of cash

•In 2021 Seajacks is expected to generate $125 million of EBITDA from projected revenues of $224 million, of which 89% is from firm contracts

•Seajacks has a decade of experience and access to key high-growth markets

•With five WTIVs on-the-water and another high-specification newbuilding scheduled for delivery in 2024, Eneti will have one of the largest, most capable installation fleets in the offshore wind sector

•Eneti will become the only NYSE-listed WTIV owner-operator and will provide shareholders with immediate exposure to the worldwide offshore wind market growing at a forecasted CAGR of 18%

•Current Eneti shareholders will own approximately 58% of Eneti, and the current owners of Seajacks will own approximately 42% and will appoint two additional directors to the Eneti Board

•The transaction is expected to close by mid-August 2021

•Eneti will host a conference call and webcast today at 11:30 AM Eastern Daylight Time

Monaco August 5, 2021 (GLOBE NEWSWIRE) – Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”) announced today that one of its wholly-owned direct subsidiaries entered into a binding agreement with Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K., Lines Ltd. (together, the “Sellers”) under which Eneti will acquire 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, $299 million of assumed net debt, $74 million of newly-issued redeemable notes, and $12 million of cash.

The share consideration is comprised of 7,433,031 common shares and 700,000 preferential shares in Eneti, subject to closing adjustments. The preferred shares hold a liquidation preference, will receive regular dividends, are without voting rights, and will be converted to common shares (subject to certain conditions). In order to satisfy a portion of Seajacks’ debt, the Sellers will receive cash consideration of $12 million. At closing, the Company will issue subordinated redeemable notes totaling $73,599,849. Eneti will also assume $87,650,000 of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers. The remaining existing secured debt of approximately $267,532,868 will be satisfied in full upon closing of the transaction.

Upon closing, existing Eneti shareholders will own 58% of Eneti and the Sellers will own 42%. As a result of the transaction, Mr. Hiroshi Tachigami of Marubeni Corporation, and Mr. Peter Niklai of INCJ, Ltd. will join the Eneti Board of Directors.

As part of the transaction, Eneti has received a commitment from ING Bank N.V. for a senior secured non-amortizing revolving credit facility of up to $60 million. The credit facility, which includes sub-limits for performance bonds, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum, and is subject to certain conditions precedent and the execution of definitive documentation.
Based upon projected earnings from existing and projected employment, Seajacks is expected to have EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) in 2021 in the region of $125 million. EBITDA projections for 2021 are based on $224 million of projected revenues, of which 89% are revenues relating to existing contracted employment. In 2022, Seajacks has firm revenue of approximately $118 million through employment contracts on 63% of the available days for the “Seajacks Scylla” and “Seajacks Zaratan” (vessel details below).

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK.  It is the largest owner of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009.  Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015, and it is currently employed in Asia. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the highly coveted Japanese flag, as well as three NG2500X specification WTIVs which are employed in the North Sea market.

Emanuele A Lauro, Chairman and Chief Executive Officer, commented, “This transaction reflects the biggest step yet in our transformation into a world-class contractor for offshore wind. Seajacks is a market leader with a fleet of five advanced jack-up vessels; via this combination we will gain the valuable support of Seajacks shareholders who now become Eneti shareholders; moreover what is central to this combination is the committed and experienced professionals who join our team. Seajacks has successfully installed 2.2GW of offshore wind capacity since its inception. Their organization has delivered on complex projects for demanding customers in the most difficult operating environments. We are truly excited to be able to work with the Seajacks management team to build on these accomplishments, creating the world’s leading owner and operator of WTIVs listed on the New York Stock Exchange. We welcome our new shareholders from Japan, and we welcome Hiroshi and Peter to our Board of Directors. The Company starts a new phase with modest leverage and considerable levels of contract cover. With the well-evidenced demand growth for offshore wind well beyond this decade, we are ideally placed to provide the right assets and the right services for the coming years”.

Hiroshi Tachigami, of Marubeni Corporation, commented “Eneti is the right partner for our exceptional Seajacks team.  Combining Eneti with Seajacks will deliver strategic and financial value to all shareholders.  Marubeni Corporation, as well as INCJ, Ltd. and Mitsui O.S.K., Lines Ltd., are delighted to become shareholders in Eneti and participate in the next phase of expansion in the fast-developing offshore wind sector”.

Blair Ainslie, CEO of Seajacks, commented “We are pleased to partner with Eneti to drive the future growth of the business and consolidate our position as a world leader in offshore wind turbine installation.”

As a result of the transaction, provisions in the employment contracts of certain Eneti executives will trigger payments in the aggregate amount of $30 million.  In order to avoid adverse US tax consequences, the Company is required to incur these costs at the time of the transaction.  The U.S. senior executive officers receiving these payments have agreed not to receive salaries for a period of three years and bonuses for a period of four years.

The transaction, which has been approved by the Boards of Directors of Eneti and the Sellers, is expected to close by the middle of the third quarter of 2021. BofA Securities, Inc. and ING Bank N.V. are serving as financial advisors to Eneti for the transaction and Slaughter and May, Seward & Kissel LLP and CMS Cameron McKenna Nabarro Olswang LLP are acting as its legal advisors. Pareto Securities Pte Ltd. is serving as Seajacks’ financial advisor and Sherman & Sterling LLP is acting as its legal advisor.

Additionally, the Company signed binding agreements with counterparties in Japan to transfer the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers built in 2015, 2015, and 2016 respectively, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16 million. This transaction was approved by the Company’s independent directors in January 2021.  The final vessel was delivered in July 2021, and marks the conclusion of the Company’s exit from the dry bulk sector announced on December 20, 2020.

Conference call to discuss this announcement

A conference call to discuss the Company’s transaction will be held at 11:30 AM Eastern Daylight Time / 5:30 PM Central European Summer Time on August 5, 2021.  Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 1492569.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:  https://edge.media-server.com/mmc/p/yar4zxvb

About Eneti Inc.
Eneti Inc. is focused on marine-based renewable energy and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms thereof, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)